Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410
P (201) 703 2299 F (201) 703 2295
www.vyteris.com

May 5, 2009

VIA EDGAR

Jeffrey P. Riedler
Rose Zukin
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 6010

Re:           Vyteris, Inc.

Dear Mr. Riedler and Ms. Zukin:

We are in receipt of your letter to us, dated April 15, 2009, regarding the Preliminary Proxy Statement on Schedule 14A, filed April 8, 2009, File Number 000-32741 (“Proxy Statement”).  We thank you for taking the time to review the filing and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

1.  It appears that the most current version of your Certificate of Incorporation reflecting the company’s current capital structure is not on file.  Please file your updated Certificate of Incorporation as promptly as possible, or advise us where we may locate this exhibit on file with the Commission.

In order to ensure ease of retrieval of our complete Articles of Incorporation by the Commission, our shareholders and others, we are undertaking to file a complete set of our Articles, including all amendments, on Form 8-K, Item 9.01, as soon as practicable.

2.  We note your disclosure regarding the proposed amendment to the Certificate of Incorporation to reduce the exercise price of Series B Preferred Stock.  Please expand your discussion to disclose all of the material differences between the current Series B Preferred Stock and the proposed amended Series B Preferred Stock.  In your discussion, please also include the text of the proposed amendment to the Certificate of Incorporation.

We are not going to amend the terms of the Series B Preferred Stock, so this proposal will be deleted from the Definitive 14A.

3.  We note your statement on page 21 that Spencer Trask Specialty Group and affiliates (“STSG”) agreed to subordinate its lien on certain of your assets to the lien of Ferring in exchange for consideration of certain events, including, but not limited to, the reduction of the conversion price of the Series B Preferred Stock.  Please expand your discussion to disclose all of the consideration granted to STSG in exchange for the subordination of the lien.

We are not going to amend the terms of the Series B Preferred Stock, so this proposal will be deleted from the Definitive 14A.  .

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Joseph Himy
Chief Financial Officer

cc:  Jolie Kahn, Esq.